

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Jayesh Chandan
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

> **Re: Gorilla Technology Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 22, 2023**
> **File No. 333-267838**

Dear Jayesh Chandan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Changes to the current regulations and currency restrictions in Hong Kong could materially and adversely affect Gorillas business ...., page 29

1.   We note your response to prior comment 29 regarding your Hong Kong operations, sales and regulatory risks. You differentiate the regulatory environment in Hong Kong for foreign-owned entities operating in the People's Republic of China. Please expand your discussion to describe the more restrictive regulatory, liquidity, and enforcement risks for foreign-owned entities operating in China, and clarify that such rules and regulations can change quickly with little advance notice. Further, your risk factor should highlight that the Chinese government may intervene or influence your Hong Kong

operations in similar ways to how it regulates its mainland China activities, and such actions may lead to negative consequences to your Hong Kong operations.

<u>Contingent Value Rights, page 98</u>

2. We note your cross-reference "[f]or more information about the milestones and conditions triggering each of these types of protections, see '*The Business Combination Agreement and Ancillary Agreements — Amended and Restated PIPE Subscription Agreements*.'" This disclosure does not appear in your Form F-1. Please clarify the vesting/forfeiture formula for the ordinary shares underlying the Contingent Value Rights for both Class A and B. In particular, please provide the following information:
    • How you calculated the 1,137,577 forfeited amount of ordinary shares for the 2022 Price Protection formula for your stock price falling below $5 for five consecutive days.
    • How you calculated the 1,384,951 forfeited amount of ordinary shares for the 2022 Price Protection formula for your stock price as of December 31, 2022.
    • Describe how the gross margins and filing requirements may impact these calculations, and specify the 2021 gross margins threshold needed to be surpassed in 2022.
    • Clarify if the illustrative example for the 2022 Revenue Protection formula assumes December 31, 2022 revenue of $55 million.
    • Provide an example where your 2022 Revenue Protection formula is based on an estimated December 31, 2022 revenue of less than $51 million, unless you are currently aware your fiscal year 2022 revenue will exceed $51 million.

    You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bartz, Esq.